View in browser


Offerings
Enchantment

For the first time ever, invest directly in Here.

Hi there,

Earlier in the year, we successfully completed our Seed funding round. Along our journey, a number of you have asked if there was a way to invest in Here directly - now, we're making this a reality.

We are excited to announce that we've extended the round so that our community of investors can participate.

With this raise, we intend to take Here to a new level. At the completion of this round, we'll be primarily investing in:

- **Activating 100,000+ Members**
- **Launching 20+ Markets**
- **Reaching $25M+ in Assets Under Management**

Our lead investors in the $5M round include Fiat Ventures, Mucker Capital, and Liquid 2 Ventures who have invested in category-defining companies such as Honey, Titan, GitLab, and Pipe.

As of today, you can invest as little as $100 in Here directly on Wefunder. Our community of investors will be

given early access and have first priority to invest **however space will be limited.**

Invest in Here



Corey Ashton Walters
Founder & CEO

here

Vacation rental investing unlocked

Manage email preferences

View in browser


Offerings

You've been invited to invest directly in Here!

Hi there,

In 2022, we successfully completed our Seed funding round. Along our journey, a number of you have asked if there was a way to invest in Here directly - now, we're making this a reality.

We are excited to announce that we've extended the round so that our community of investors can participate.

With this raise, we intend to take Here to a new level. At the completion of this round, our goals are:

- **Activating 50,000+ Members**
- **Launching 20+ Markets**
- **Reaching $25M+ in AUM**

Our lead investors in the $5M round include Fiat Ventures, Mucker Capital, and Liquid 2 Ventures who have invested in category-defining companies such as Honey, Titan, GitLab, and Pipe.

As of today, you can invest as little as $100 in Here directly on Wefunder. Our community of investors will be given early access and have first priority to invest **however space will be limited.**

Invest in Here



Corey Ashton Walters
Founder & CEO

here

Vacation rental investing unlocked

Manage email preferences

available to us. The words "anticipate," "believe," "expect," "aim," "potential," "design," "target," "intend," "may," "might," "plan," "estimate," "project," "projection," "should," "will," "would," "result" and similar expressions identify forward-looking statements. Such statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors that are beyond our control. These risks could result in the loss of your investment. See the offering materials for detailed information.

The information contained in this document, presentation and other marketing materials related to this project (the "Information") is presented for illustrative and educational purposes only. It is not presented nor should it be treated as real estate advice, legal advice, investment advice, or tax advice. We advise all parties to do their own research and obtain independent financial, legal, and professional advice before marking any investment and business decisions. Your personal individual financial circumstances must be taken into account before you make any investment decision.

Securities offered via Regulation A through Dalmore Group LLC, registered broker dealer, member of FINRA (www.finra.org), member of SIPC (www.sipc.org) acting as Broker of Record.

The securities herein offered by this issuer as herein above mentioned are highly speculative, investing in such securities involves significant risk, including possible loss of the principal amount of investment.

View in browser


Offerings

You've been invited to invest directly in Here!

Hi there,

In 2022, we successfully completed our Seed funding round. Along our journey, a number of you have asked if there was a way to invest in Here directly - now, we're making this a reality.

We are excited to announce that we've extended the round so that our community of investors can participate.

With this raise, we intend to take Here to a new level. At the completion of this round, our goals are:

- **Activating 50,000+ Members**
- **Launching 20+ Markets**
- **Reaching $25M+ in AUM**

Our lead investors in the $5M round include Fiat Ventures, Mucker Capital, and Liquid 2 Ventures who have invested in category-defining companies such as Honey, Titan, GitLab, and Pipe.

As of today, you can invest as little as $100 in Here directly on Wefunder. Our community of investors will be given early access and have first priority to invest **however space will be limited.**

Invest in Here



Corey Ashton Walters
Founder & CEO

here

Vacation rental investing unlocked

Manage email preferences

available to us. The words "anticipate," "believe," "expect," "aim," "potential," "design," "target," "intend," "may," "might," "plan," "estimate," "project," "projection," "should," "will," "would," "result" and similar expressions identify forward-looking statements. Such statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors that are beyond our control. These risks could result in the loss of your investment. See the offering materials for detailed information.

The information contained in this document, presentation and other marketing materials related to this project (the "Information") is presented for illustrative and educational purposes only. It is not presented nor should it be treated as real estate advice, legal advice, investment advice, or tax advice. We advise all parties to do their own research and obtain independent financial, legal, and professional advice before marking any investment and business decisions. Your personal individual financial circumstances must be taken into account before you make any investment decision.

Securities offered via Regulation A through Dalmore Group LLC, registered broker dealer, member of FINRA (www.finra.org), member of SIPC (www.sipc.org) acting as Broker of Record.

The securities herein offered by this issuer as herein above mentioned are highly speculative, investing in such securities involves significant risk, including possible loss of the principal amount of investment.

View in browser

here


Offerings
Enchantment

We're extending our funding round to our community!

Hi there,

Over the past couple of months, we've successfully completed our Seed funding round. Along our journey, a number of you have asked if there was a way to invest in Here directly - now, we're making this a reality.

We are excited to announce that we've extended the round so that our community of investors can participate.

With this raise, we intend to take Here to a new level. At the completion of this round, we'll be primarily investing in:

- **Activating 50,000+ Members**
- **Launching 20+ Markets**
- **Reaching $25M+ in AUM**

Our lead investors in the $5M round include Fiat Ventures, Mucker Capital, and Liquid 2 Ventures who have invested in category-defining companies such as Honey, Titan, GitLab, and Pipe.

As of today, you can invest as little as $100 in Here directly on Wefunder. Our community of investors will be

given early access and have first priority to invest **however space will be limited.**

Invest in Here



Corey Ashton Walters
Founder & CEO

here

Vacation rental investing unlocked

Manage email preferences

View in browser

here


Offerings

We're extending our funding round to our community!

Hi there,

Earlier in the year, we successfully completed our Seed funding round. Along our journey, a number of you have asked if there was a way to invest in Here directly - now, we're making this a reality.

We are excited to announce that we've extended the round so that our community of investors can participate.

With this raise, we intend to take Here to a new level. At the completion of this round, we'll be primarily investing in:

- **Activating 100,000+ Members**
- **Launching 20+ Markets**
- **Reaching $25M+ in AUM**

Our lead investors in the $5M round include Fiat Ventures, Mucker Capital, and Liquid 2 Ventures who have invested in category-defining companies such as Honey, Titan, GitLab, and Pipe.

As of today, you can invest as little as $100 in Here directly on Wefunder. Our community of investors will be

given early access and have first priority to invest **however space will be limited.**

Invest in Here



Corey Ashton Walters
Founder & CEO

here

Vacation rental investing unlocked

Manage email preferences

View in browser

here


Offerings

We're extending our funding round to our community!

Hi there,

Over the past couple of months, we've successfully completed our Seed funding round. Along our journey, a number of you have asked if there was a way to invest in Here directly - now, we're making this a reality.

We are excited to announce that we've extended the round so that our community of investors can participate.

With this raise, we intend to take Here to a new level. At the completion of this round, we'll be primarily investing in:

- **Activating 50,000+ Members**
- **Launching 20+ Markets**
- **Reaching $25M+ in AUM**

Our lead investors in the $5M round include Fiat Ventures, Mucker Capital, and Liquid 2 Ventures who have invested in category-defining companies such as Honey, Titan, GitLab, and Pipe.

As of today, you can invest as little as $100 in Here directly on Wefunder. Our community of investors will be

given early access and have first priority to invest **however space will be limited.**

Invest in Here



Corey Ashton Walters
Founder & CEO

here

Vacation rental investing unlocked

Manage email preferences



Here
Sponsored ·
Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.
Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here now and start making your money work for you.
*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure
here
Real estate investing is broken.
The first marketplace to invest in vacation rentals.
Invest in Here
$ 3,821.58
invest.here.co
Diversify your portfolio with Here, the...
Learn more
10
Like
Comment
Share

Here
Sponsored ·

Are you tired of traditional investment options that offer little in the way of excitement or potential for high returns?

Introducing, Here, the revolutionary new real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself.

Don't miss out on this unique opportunity to diversify your investment portfolio.

Invest in Here now and start making your money work for you.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Real estate investing is broken.
The first marketplace to invest in vacation rentals.
Invest in Here
My portfolio
$ 3,821.58
Oct, 2022

invest.here.co
Diversify your portfolio with Here, the...
Learn more

4 1 share

Like Comment Share

Here
Sponsored ·

Looking for a smart way to invest your money? Look no further than Here, the groundbreaking new real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this opportunity to diversify your investment portfolio and – invest in Here now and start making your money work for you.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure



here
Real estate
investing is broken.
The first marketplace to invest
in vacation rentals.
Invest in Here
My portfolio
PORTFOLIO VALUE
$ 3,821.58
This quarter
$ 421.58
$ 1,421.58
$ 421.58
Oct. 2022

invest.here.co
Diversify your portfolio with Here, the...

Learn more

2

Like Comment Share

Here
Sponsored ·

Are you tired of traditional investment options that offer little in the way of excitement or potential for high returns?

Introducing, Here, the revolutionary new real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself.

Don't miss out on this unique opportunity to diversify your investment portfolio.

Invest in Here now and start making your money work for you.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Real estate investing is broken.
The first marketplace to invest in vacation rentals.
Invest in Here
$ 3,821.58

invest.here.co
Diversify your portfolio with Here, the...
Learn more

4 1 comment

Like Comment Share


Here
Sponsored ·
Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.
Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here and start making your money work for you.
*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure
here
Invest in the company that's changing vacation rental ownership
invest.here.co
Diversify your portfolio with Here, the...
Learn more
8
Like
Comment
Share

Here
Sponsored ·

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here now and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure

here



Real estate investing is broken.
Help Here dramatically reduce the many barriers to entry to become a real estate investor.
Invest in Here
Properties
7.97%*
17.32%*
26.38%*

invest.here.co
Diversify your portfolio with Here, the...

Learn more

2

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Here
Sponsored ·

Looking for a smart way to invest your money? Look no further than Here, the groundbreaking new real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this opportunity to diversify your investment portfolio and – invest in Here now and start making your money work for you.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
The first marketplace to invest in vacation rentals.

invest.here.co
Diversify your portfolio with Here, the...

Learn more

2

Like Comment Share


here
Here
Sponsored ·
Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.
Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here now and start making your money work for you.
*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure
here
High-Yield
Fractional Ownership
Fully Passive
invest.here.co
Make your money work for you with Here, the unique
Learn more
2
1 share
Like
Comment
Share

Here
Sponsored ·

Looking for a smart way to invest your money? Look no further than Here, the groundbreaking new real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this opportunity to diversify your investment portfolio and – invest in Here now and start making your money work for you.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure



here
Real estate investing is broken.
The first marketplace to invest in vacation rentals.
Invest in Here
My portfolio
$ 3,821.58
This quarter
Oct. 2022

invest.here.co

Make your money work for you with Here, the unique...

Learn more

3 1 share

Like Comment Share

Here
Sponsored ·

Are you tired of the same old investment options that offer little in the way of growth potential? Try Here, the innovative new real estate platform that lets you invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this chance to diversify your portfolio – invest in Here now and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Real estate investing is broken.
Help Here dramatically reduce the many barriers to entry to become a real estate investor.
Invest in Here
Properties
17.32%*
20.38%*

invest.here.co
Make your money work for you with Here, the unique...

Learn more

Like Comment Share

Here
Sponsored ·

Are you tired of traditional investment options that offer little in the way of excitement or potential for high returns?

Introducing, Here, the revolutionary new real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself.

Don't miss out on this unique opportunity to diversify your investment portfolio.

Invest in Here now and start making your money work for you.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Airbnb investing unlocked.
A new marketplace for real estate investing.
Invest in Here
Properties
Kelly from Fairfield, CA

invest.here.co
Make your money work for you with Here, the unique...

Learn more

1

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Here
Sponsored ·

Are you tired of traditional investment options that offer little in the way of excitement or potential for high returns?

Introducing, Here, the revolutionary new real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself.

Don't miss out on this unique opportunity to diversify your investment portfolio.

Invest in Here now and start making your money work for you.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure

here

High-Yield | Fractional Ownership | Fully Passive



invest.here.co
Diversify your investment portfolio with Here, the...

Learn more

1

Like Comment Share

Here
Sponsored ·

Are you tired of the same old investment options that offer little in the way of growth potential? Try Here, the innovative new real estate platform that lets you invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this chance to diversify your portfolio – invest in Here now and start making your money work for you.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Real estate investing is broken.
The first marketplace to invest in vacation rentals.
Invest in Here
My portfolio
PORTFOLIO VALUE
$ 3,821.58
This quarter
$ 421.58
$ 1,421.58
$ 421.58
Oct. 2022

invest.here.co

Diversify your investment portfolio with Here, the...

Learn more

11

Like Comment Share

Here
Sponsored

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here now and start making your money work for you.

*We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Real estate investing is broken.
The first marketplace to invest in vacation rentals.
Invest in Here
$ 3,821.58

invest.here.co
Diversify your portfolio with Here, the...

Learn more

5 · 1 share

Like Comment Share

Here
Sponsored

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Invest in the company
that's changing vacation
rental ownership

invest.here.co
Diversify your portfolio with Here, the...

Learn more

5

Like Comment Share

Here
Sponsored ·

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here

invest.here.co
Diversify your portfolio with Here, the...

Learn more

4 1 comment

Like Comment Share

Here
Sponsored ·

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Invest in the company that's changing vacation rental ownership

invest.here.co
Diversify your portfolio with Here, the...

Learn more

10 · 1 share

Like · Comment · Share

Here
Sponsored ·

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Invest in the company
that's changir va cation
rental owne:ship

invest.here.co
Diversify your portfolio with Here, the...

Learn more

Like Comment Share

Here
Sponsored ·

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Invest in the company that's changing vacation rental ownership

invest.here.co
Diversify your portfolio with Here, the...

Learn more

Like Comment Share

Here
Sponsored ·

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Invest in the company that's changing vacation rental ownership

invest.here.co
Diversify your portfolio with Here, the...

Learn more

3

Like Comment Share

Here
Sponsored

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Invest in the company
that's changi vacation
rental ownership

invest.here.co
Diversify your portfolio with Here, the...

Learn more

3

Like Comment Share

Here
Sponsored ·

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Invest in the company
that's changi vacation
rental owne ship

invest.here.co
Diversify your portfolio with Here, the...

Learn more

Like Comment Share

Here
Sponsored ·

Are you tired of the same old investment options that offer little in the way of growth potential? Try Here, the innovative new real estate platform that lets you invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this chance to diversify your portfolio – invest in Here now and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure



here
Invest in a company who's already seeing results.
Over
79081
Investors and growing

invest.here.co

Diversify your portfolio with Here, the...

Learn more

30 1 comment 5 shares

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Here
Sponsored ·

Are you tired of the same old investment options that offer little in the way of growth potential? Try Here, the innovative new real estate platform that lets you invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this chance to diversify your portfolio – invest in Here and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure

here

Here: where investing in vacations rentals is simple



invest.here.co
Make your money work for you with Here, the unique...

Learn more

7 1 share

Like Comment Share

Here
Sponsored ·

Are you tired of traditional investment options that offer little in the way of excitement or potential for high returns?

Introducing, Here, the revolutionary new real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself.

Don't miss out on this unique opportunity to diversify your investment portfolio.

Invest in Here now and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


Over 79233
Investors and growing
here
Properties

invest.here.co

Make your money work for you with Here, the unique...

Learn more

7 · 2 shares

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Here
Sponsored ·
Looking for a smart way to invest your money? Look no further than Here, the groundbreaking new real estate marketplace that ...See more
Over 79233
Investors and growing
here
Properties
Avenida
Joshua Tree
Offering amount
$568,723.00
Price per share
$1.00
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Here
Sponsored ·

Looking for a more exciting and potentially lucrative way to invest your money? Check out Here, the first-of-its-kind real estate marketplace that allows you to invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this unique opportunity – invest in Here now and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure



Over 79233
Investors and growing
Properties
Avenida

invest.here.co
Make your money work for you with Here, the unique...
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Here
Sponsored ·

Are you tired of the same old investment options that offer little in the way of growth potential? Try Here, the innovative new real estate platform that lets you invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this chance to diversify your portfolio – invest in Here now and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Invest in a company who's already seeing results.
Over
79081
Investors and growing

invest.here.co
Make your money work for you with Here, the unique...

Learn more

3

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Here
Sponsored ·

Are you tired of the same old investment options that offer little in the way of growth potential? Try Here, the innovative new real estate platform that lets you invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this chance to diversify your portfolio – invest in Here now and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Do you want your seat at the table?

invest.here.co
Diversify your investment portfolio with Here, the...

Learn more

1

Like Comment Share

Here
Sponsored ·

Are you tired of the same old investment options that offer little in the way of growth potential? Try Here, the innovative new real estate platform that lets you invest in vacation rentals like stocks.

Now you have an opportunity to invest in the platform itself. Don't miss out on this chance to diversify your portfolio – invest in Here now and start making your money work for you.

*Past price performance is not indicative of future results. These return figures are solely for this Here Regulation A offering and is not to be used as a proxy or indication of performance for other offerings by Here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. Please see here for important disclosures: https://help.wefunder.com/testing-the-waters-legal-disclosure


here
Do you want your seat at the table?

invest.here.co
Diversify your portfolio with Here, the...

Learn more

41 8 comments 2 shares

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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.